Exhibit 99.1

eLong Announces Equity Grants to CEO and Senior Management

BEIJING, September 18, 2013 – eLong, Inc. (NASDAQ: LONG), today announced grants of approximately 6.3 million restricted share units (currently equivalent to approximately 3.15 million eLong American Depository Shares) to its chief executive officer and other members of its senior management. The grants are intended to further increase the alignment of eLong’s senior management team with eLong’s shareholders while they continue to drive eLong’s performance as a leader in China’s mobile and online travel market.

Guangfu Cui, eLong’s Chief Executive Officer and Board member, will receive approximately 4 million restricted share units, with other members of eLong’s senior management receiving the balance. In both cases, half of the restricted share units will vest in equal annual increments over a five-year period, and half will vest in three equal increments if eLong achieves certain operational and financial performance targets. Vesting for each recipient is also subject to continued employment with eLong through each applicable vesting date. Upon vesting, eLong will deliver one ordinary share for each restricted share unit. Currently, each eLong American Depository Share represents two ordinary shares.

“We consider Guangfu and his team true partners in building the elong brand in the highly competitive Chinese travel sector. This is a team that has delivered by gaining share versus its biggest competitor since the first quarter of 2010, and remains on track to continue growing and gaining share going forward” said Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc. “These grants reflect our partnership and help us ensure the team remains aligned with shareholders and focused on the enormous long-term opportunity that China represents.”

In connection with the grants, eLong’s Board of Directors also amended the 2009 Share and Annual Incentive Plan increasing the total number of authorized shares from 12 million to 17 million.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of approximately 220,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient website and mobile (iPhone, iPad, Android, and Windows Phone) applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (NASDAQ: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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